UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                         Axesstel, Inc.
            ----------------------------------------
                        (Name of Issuer)

            Common Stock, $.0001 par value per share
            ----------------------------------------
                 (Title of Class of Securities)

                           05459T10-1
            ----------------------------------------
                         (CUSIP Number)

                        December 6, 2005
            ----------------------------------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x] Rule 13d-1(b)
          [x] Rule 13d-1(c)
          [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05459T10-1              SCHEDULE 13G                Page 2 of 8

 1   Name of Reporting Person        STEPHENS INVESTMENT MANAGEMENT, LLC

     IRS Identification No. of Above Person                   37-1453825

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                      2,353,600
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
   OWNED BY
     EACH          7    Sole Dispositive Power                 2,353,600
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              2,353,600
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              10.5%

 12   Type of Reporting Person                                        IA

CUSIP No. 05459T10-1              SCHEDULE 13G                Page 3 of 8

 1   Name of Reporting Person               NANOCAP QUALIFIED FUND, L.P.

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                      1,134,548
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
   OWNED BY
     EACH          7    Sole Dispositive Power                 1,134,548
   REPORTING
  PERSON WITH      8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              1,134,548
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9              5.06%

 12   Type of Reporting Person                                        PN

CUSIP No. 05459T10-1              SCHEDULE 13G                Page 4 of 8

Item 1(a).  Name of Issuer:

             Axesstel, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

             6815 Flanders Drive, Suite 210
             San Diego, CA  92121

Item 2(a).  Names of Persons Filing:

             Stephens Investment Management, LLC ("Stephens")

             Nanocap Qualified Fund, L.P. ("Nanocap")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

             The principal business address of Stephens and Nanocap is One Sansome Street, Suite 2900, San Francisco, CA 94104.

Item 2(c).  Citizenship:

             Reference is made to Item 4 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

             Common Stock, $.0001 par value per share

Item 2(e).  CUSIP Number:

             05459T10-1

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 05459T10-1              SCHEDULE 13G                Page 5 of 8

           (e) [x]<F1> An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with  240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          Reference is hereby made to items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          Stephens, as general partner and investment manager of Nanocap and other client accounts, may be deemed to have the power to direct the voting or disposition of the Issuer's common stock held by Nanocap or any such other accounts, and, therefore, Stephens may be deemed to beneficially own that common stock.

         Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Stephens is, for any purpose, the beneficial owner of any securities to which this Schedule relates, and Stephens disclaims beneficial ownership as to those securities, except to the extent of its pecuniary interests therein.

         Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

<F1>Stephens is a California state-registered investment adviser.

CUSIP No. 05459T10-1              SCHEDULE 13G                Page 6 of 8

Item 5.  Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Stephens serves as general partner and investment manager to certain client accounts, in addition to Nanocap, that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock. Other than as reported in this
Schedule 13G, no individual client's holdings exceed five percent of that common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.  Identification and Classification of Members of the Group.

          Not applicable.

Item 9.  Notice of Dissolution of Group.

          Not applicable.

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 2006      STEPHENS INVESTMENT MANAGEMENT,
                                 LLC


                                 By:/s/ W. Bradford Stephens
                                    ----------------------------------
                                    W. Bradford Stephens, its Managing
                                    Member

CUSIP No. 05459T10-1              SCHEDULE 13G                Page 7 of 8

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 2006       NANOCAP QUALIFIED FUND, L.P.

                                 By:  STEPHENS INVESTMENT
                                 MANAGEMENT, LLC
                                 Its:  General Partner


                                 By:/s/ W. Bradford Stephens
                                    ----------------------------------
                                    W. Bradford Stephens, its Managing
                                    Member




                          EXHIBIT INDEX

          Exhibit A     Joint Filing Undertaking          Page 8

CUSIP No. 05459T10-1              SCHEDULE 13G                Page 8 of 8


                            EXHIBIT A

                    JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  January 13, 2006      STEPHENS INVESTMENT MANAGEMENT,
                                 LLC


                                 By:/s/ W. Bradford Stephens
                                    ----------------------------------
                                    W. Bradford Stephens, its Managing
                                    Member

                                 NANOCAP QUALIFIED FUND, L.P.

                                 By:  STEPHENS INVESTMENT
                                 MANAGEMENT, LLC
                                 Its:  General Partner


                                 By:/s/ W. Bradford Stephens
                                    ----------------------------------
                                    W. Bradford Stephens, its Managing
                                    Member